                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             --------------------

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)(1)


                            TEKNOWLEDGE CORPORATION
- --------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of class of securities)

                                  171853 10 4
- --------------------------------------------------------------------------------
                                 (CUSIP number)

     B. WADE MONROE, 6034 WEST COURTYARD, SUITE 130, AUSTIN, TEXAS 78730;
                                 512-794-5900
- --------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 JULY 18, 1995
- --------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].


         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                 Note. Six Copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.



                         (Continued on following pages)

                              (Page 1 of 13 Pages)



____________________

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 171853 10 4                 13D                    PAGE 2 OF 13 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                                 Trilogy Development Group, Inc.

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

                                                                            WC

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        Delaware

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                                                   2,853,422

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                                                            -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                                                   2,853,422

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                                                            -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      2,853,422

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                          11.1%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                                                                             CO

- --------------------------------------------------------------------------------



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 171853  10  4               13D                   PAGE 3 OF 13 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                                             Joseph A. Liemandt

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

                                                                            N/A

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   United States

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                                                         -0-

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                                                            -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                                                         -0-

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                                                            -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                            -0-

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            /X/


- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                            -0-

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                                                                            IN

- --------------------------------------------------------------------------------



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 171853  10  4            13D                    Page 4 of 13 Pages

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, $.01 par value, of Teknowledge Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is as follows:

                            Teknowledge Corporation
                             1810 Embarcadero Road
                          Palo Alto, California  94303

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed on behalf of Trilogy Development Group, Inc. ("Trilogy") and Joseph A. Liemandt. In addition, as required by General Instruction C of Schedule 13D, information is being provided in the responses to Items 2 through 6 below with respect to each executive officer and director of Trilogy and each person controlling Trilogy.

         A.      TRILOGY

         Trilogy is a Delaware corporation primarily engaged in the computer software business. The address of its principal business, which is the same as the address of its principal office, is as follows:

                        Trilogy Development Group, Inc.
                         6034 West Courtyard, Suite 130
                              Austin, Texas  78730

         Trilogy has not been convicted in a criminal proceeding during the last five years. Trilogy was not a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         B.      EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS

                 (i) Dennis R. Cassell. Dennis R. Cassell is Secretary of Trilogy and is a member of its Board of Directors. His principal occupation is as a partner with the law firm of Cassell & Stone, L.L.P. His business address, and the business address of Cassell & Stone, L.L.P., is as follows:

CUSIP No. 171853  10  4            13D                    Page 5 of 13 Pages


                               Dennis R. Cassell
                            Cassell & Stone, L.L.P.
                          5956 Sherry Lane, Suite 1400
                              Dallas, Texas  75225

         Mr. Cassell has not been convicted in a criminal proceeding during the last five years. He was not a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Cassell is a United States citizen.

                 (ii) Charles I. Frumberg. Charles I. Frumberg is a member of the Board of Directors of Trilogy. His principal occupation is as a principal of UBS Securities, Inc., an investment firm. His business address, and the business address of UBS Securities, is as follows:

                              Charles I. Frumberg
                              UBS Securities, Inc.
                                299 Park Avenue
                         New York, New York  10171-0026

         Mr. Frumberg has not been convicted in a criminal proceeding during the last five years. He was not a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Frumberg is a United States citizen.

                 (iii) Diane R. Liemandt. Diane R. Liemandt is a member of the Board of Directors of Trilogy. Her principal occupation is management of personal investments. Her residence address is as follows:

                               Diane R. Liemandt
                               7 Abbotsford Court
                           Dallas, Texas  75225-1803

         Ms. Liemandt has not been convicted in a criminal proceeding during the last five years. She was not a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Ms. Liemandt is a United States citizen.

CUSIP No. 171853  10  4            13D                    Page 6 of 13 Pages


                 (iv) Joseph A. Liemandt. Joseph A. Liemandt ("Liemandt") is President and Chairman of the Board of Directors of Trilogy, which is his principal occupation. His business address is as follows:

                               Joseph A. Liemandt
                        Trilogy Development Group, Inc.
                         6034 West Courtyard, Suite 130
                              Austin, Texas  78730

         Liemandt has not been convicted in a criminal proceeding during the last five years. He was not a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Liemandt is a United States citizen.

                 (v) Philip E. London. Philip E. London is the Vice President of Development for Trilogy, which is his principal occupation. His business address is as follows:

                                Philip E. London
                        Trilogy Development Group, Inc.
                         6034 West Courtyard, Suite 130
                              Austin, Texas  78730

         Mr. London has not been convicted in a criminal proceeding during the last five years. He was not a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. London is a United States citizen.

                 (vi) Arthur J. Marks. Arthur J. Marks is a member of the Board of Directors of Trilogy. His principal occupation is as a principal of New Enterprise Associates V, Limited Partnership, an investment firm, and affiliated entities. His business address, and the business address of New Enterprise Associates V, Limited Partnership, is as follows:

CUSIP No. 171853  10  4            13D                    Page 7 of 13 Pages


                                Arthur J. Marks
                New Enterprise Associates V, Limited Partnership
                              1119 St. Paul Street
                           Baltimore, Maryland  21202

         Mr. Marks has not been convicted in a criminal proceeding during the last five years. He was not a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Marks is a United States citizen.

                 (vii)  Henry F. McCance.   Henry F. McCance is a member of the
Board of Directors of Trilogy. His principal occupation is as a general partner of Greylock Limited Partnership, an investment firm. His business address, and the business address of Greylock Limited Partnership, is as follows:

                                Henry F. McCance
                          Greylock Limited Partnership
                         One Federal Street, 26th Floor
                          Boston, Massachusetts  02110

         Mr. McCance has not been convicted in a criminal proceeding during the last five years. He was not a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. McCance is a United States citizen.

                 (viii) B. Wade Monroe. B. Wade Monroe is Executive Vice President and Chief Financial Officer of Trilogy and a member of its Board of Directors, which is his principal occupation. His business address is as follows:

                                 B. Wade Monroe
                        Trilogy Development Group, Inc.
                         6034 West Courtyard, Suite 130
                              Austin, Texas  78730

         Mr. Monroe has not been convicted in a criminal proceeding during the last five years. He was not a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State

CUSIP No. 171853  10  4            13D                    Page 8 of 13 Pages


securities laws or finding any violation with respect to such laws. Mr. Monroe is a United States citizen.

                 (ix) Donald L. Steele. Donald L. Steele is the Vice President, Sales for Trilogy, which is his principal occupation. His business address is as follows:

                                Donald L. Steele
                        Trilogy Development Group, Inc.
                         6034 West Courtyard, Suite 130
                              Austin, Texas  78730

         Mr. Steele has not been convicted in a criminal proceeding during the last five years. He was not a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Steele is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         A.      TRILOGY

         Trilogy owns 2,853,422 shares (the "Subject Shares") of the common stock, $.01 par value, of the Issuer. Trilogy acquired 270,000 of the Subject Shares (the "Liemandt Shares") from Liemandt. Trilogy paid Liemandt an aggregate of $56,340.70, or approximately $0.209 per share, for the Liemandt Shares.

         Trilogy acquired 1,854,851 of the Subject Shares (the "Ford Shares") from Ford Motor Company in a negotiated transaction at a purchase price of $0.125 per share, or an aggregate purchase price of $231,856.38.

         Trilogy acquired the remaining 728,571 of the Subject Shares (the "BMW Shares") and debt of the Issuer in the face amount of $1,000,000 from BMW of North America, Inc., in a negotiated transaction at aggregate purchase price of $550,000, including a per-share price of $0.375.

         The source of the funds Trilogy used to complete both purchases was working capital. No funds were borrowed in connection with the purchases.

CUSIP No. 171853  10  4            13D                    Page 9 of 13 Pages


         B.      EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS

                 (i) Liemandt. Liemandt expressly disclaims beneficial ownership of the Subject Shares. Accordingly, no shares beneficially owned by Liemandt are being reported pursuant to this Schedule 13D. Liemandt originally acquired the Liemandt Shares using personal funds, and did not borrow any funds in connection therewith.

                 (ii) Other Executive Officers, Directors and Control Persons. Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         A.      TRILOGY

         Trilogy has acquired the Subject Shares for investment purposes. Trilogy believes the Subject Shares represent an attractive investment opportunity at this time. Trilogy may make additional purchases of the Issuer's common stock, either in the open market or in private transactions, depending on Trilogy's evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's common stock, other opportunities available to Trilogy, stock market conditions, and other future developments.

         Although the purchase of the Subject Shares by Trilogy has been made for investment, at some future time Trilogy might decide that it is desirable to enter into a business transaction with the Issuer or to seek to control or otherwise influence the management or policies of the Issuer. Management of Trilogy has made no decision in that regard to date, and has not been authorized by Trilogy's Board of Directors to enter into a business transaction with the Issuer or to seek to control or otherwise influence the management or policies of the Issuer.

         Except as set forth in this Item 4, Trilogy has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         B.      EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS

         To the best knowledge of Trilogy, none of its executive officers or directors has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 171853  10  4            13D                    Page 10 of 13 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         A.      TRILOGY

         Trilogy beneficially owns 2,853,422 shares of the common stock of the Issuer, which are the Subject Shares. Based on information contained in the most recently available filing by the Issuer with the Securities and Exchange Commission, such shares constitute approximately 11.1% of the Issuer's outstanding common stock. Trilogy has the sole power to vote and to dispose of all of such shares.

         Trilogy acquired the Ford Shares in a negotiated transaction that was agreed to by all parties to the transaction November 7, 1994 and was closed November 10, 1994. Trilogy acquired the Liemandt Shares in a negotiated transaction that was agreed to and closed November 10, 1994. Trilogy acquired the BMW Shares in a negotiated transaction that was agreed to and closed July 18, 1995. See "Item 3. Source and Amount of Funds or Other Consideration" for a discussion of the amount of securities involved and the purchase price per share in each such transaction.

         B.      EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS

                 (i) Liemandt. Liemandt sold the Liemandt Shares to Trilogy in a single transaction on November 10, 1994, and presently has no direct ownership of, and no power to vote or to direct the vote of or to dispose of or to direct the disposition of, any securities of the Issuer. He does own a majority of the outstanding voting securities of Trilogy and thus could be regarded as an indirect beneficial owner of the Subject Shares. However, Liemandt expressly disclaims beneficial ownership of any of the Subject Shares. Moreover, Liemandt expressly declares that the filing of this Schedule 13D shall not be construed as an admission that he is, for purposes of Section 13(d) of the Exchange Act of 1934, the beneficial owner of any of the Subject Shares.

                 (ii) Other Executive Officers, Directors and Control Persons. Philip E. London is the beneficial owner of 3,000 shares of the common stock, $.01 par value, of the Issuer. Mr. London has sole power to vote and to dispose of such shares.

         Except as otherwise disclosed herein, to the best knowledge of Trilogy no shares of common stock of the Issuer are beneficially owned by any of its executive officers or directors. To the best knowledge of Trilogy, none of its executive officers or directors have effected any transactions in the common stock of the Issuer during the past 60 days.

CUSIP No. 171853  10  4            13D                    Page 11 of 13 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         a.      Trilogy

         Not applicable.

         B.      EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit "A" -- Memorandum Regarding Purchase and Sale of the Ford
Shares*

         Exhibit "B" -- Agreement Regarding Joint Filing*

         Exhibit "C" -- Letter Agreement Regarding Purchase and Sale of the BMW Shares

         Exhibit "D" -- Stock Purchase Agreement and Assignment Regarding Purchase and Sale of the BMW Shares

         Exhibit "E" -- Second Agreement Regarding Joint Filing


______________________________
*Previously Filed

CUSIP No. 171853  10  4            13D                    Page 12 of 13 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    July 28, 1995
                                        --------------------------------------
                                                       (DATE)

                                        TRILOGY DEVELOPMENT GROUP, INC.


                                        By: /s/ Joseph A. Liemandt
                                            ----------------------------------
                                                    (SIGNATURE)


                                             Joseph A. Liemandt, President
                                        --------------------------------------
                                                    (NAME/TITLE)

CUSIP No. 171853  10  4            13D                    Page 13 of 13 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    July 28, 1995
                                       ---------------------------------------
                                                       (DATE)

                                                 /s/ Joseph A. Liemandt
                                       ---------------------------------------
                                                      (SIGNATURE)

                                          Joseph A. Liemandt, Individually
                                       ---------------------------------------
                                                     (NAME/TITLE)

                                 EXHIBIT INDEX

         Exhibit "A" -- Memorandum Regarding Purchase and Sale of the Ford
                        Shares*

         Exhibit "B" -- Agreement Regarding Joint Filing*

         Exhibit "C" -- Letter Agreement Regarding Purchase and Sale of the BMW
                        Shares

         Exhibit "D" -- Stock Purchase Agreement and Assignment Regarding
                        Purchase and Sale of the BMW Shares

         Exhibit "E" -- Second Agreement Regarding Joint Filing

_______________

*Previously Filed